FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5)	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))
The Hongkong and Shanghai Banking Corporation Limited

JOINT ANNOUNCEMENT

 (1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE AND

(2) PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES DESPATCH OF THE SCHEME DOCUMENT

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order)	Financial Adviser to Hang Seng Bank
BofA Securities Goldman Sachs	Morgan Stanley
Financial Adviser to HSBC Asia Pacific	Independent Financial Adviser to the Hang Seng Bank IBC
The Hongkong and Shanghai Banking Corporation Limited	Somerley Capital Limited

Reference is made to (i) the joint announcement dated 9 October 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") regarding, among others, the proposal (the "Proposal") for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of a scheme of arrangement under section 673 of the Companies Ordinance (the "Scheme"); (ii) the announcement dated 30 October 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank in relation to the update on the timeline for despatch of the Scheme Document; (iii) the announcement dated 27 November 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank providing a monthly update on the status and progress in connection with the Proposal and the Scheme; and (iv) the composite scheme document dated 15 December 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank in relation to the Proposal and the Scheme (the "Scheme Document"). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.

DESPATCH OF THE SCHEME DOCUMENT

The Scheme Document together with the notices of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting to be held on Thursday, 8 January 2026 and the relevant forms of proxy will be despatched to the Hang Seng Bank Shareholders on Monday, 15 December 2025.

The Scheme Document contains, among other things, further details of the Proposal and the Scheme, the expected timetable, the explanatory statement of the Scheme as required under the Companies Ordinance, financial information of the Hang Seng Bank Group, general information regarding HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank, the letters from the Hang Seng Bank Board, the Hang Seng Bank IBC and the Hang Seng Bank IFA, a notice of the Hang Seng Bank Court Meeting and a notice of the Hang Seng Bank General Meeting.

RECOMMENDATIONS OF THE HANG SENG BANK IBC AND THE HANG SENG BANK IFA

The Hang Seng Bank IBC, comprising Cordelia Chung, Clement Kwok King Man, Patricia Lam Sze Wan, Lin Huey Ru and Wang Xiao Bin, has been established by the Hang Seng Bank Board to make a recommendation to the Code Disinterested Shareholders in respect of the Proposal and the Scheme, as required by the Takeovers Code.

Hang Seng Bank has, with the approval of the Hang Seng Bank IBC, appointed Somerley as the Hang Seng Bank IFA to advise the Hang Seng Bank IBC in connection with the Proposal and the Scheme.

The Hang Seng Bank IFA has advised the Hang Seng Bank IBC that it considers the Proposal and the Scheme are fair and reasonable so far as the Code Disinterested Shareholders are concerned and accordingly advises the Hang Seng Bank IBC to recommend, and the Hang Seng Bank IFA itself recommends, the Code Disinterested Shareholders to vote in favour of the relevant resolutions to be proposed at the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting to approve and implement the Proposal and the Scheme.

The Hang Seng Bank IBC, having considered the terms of the Proposal and the Scheme and having taken into account the advice of the Hang Seng Bank IFA, and in particular the principal factors, reasons and recommendation set out in its letter, concurs with the Hang Seng Bank IFA's advice that the Proposal and the Scheme are fair and reasonable so far as the Code Disinterested Shareholders are concerned.

Accordingly, the Hang Seng Bank IBC recommends the Code Disinterested Shareholders to vote in favour of the relevant resolutions to be proposed at the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting to approve and implement the Proposal and the Scheme.

The Hang Seng Bank IBC concurs with the Hang Seng Bank IFA's view that in addition to Scheme Shareholders who support the Scheme, there may be Scheme Shareholders who do not wish to give up their shareholdings and that if all the Conditions, including necessary shareholder approval levels and the sanction of the Scheme by the High Court, are satisfied or (if applicable) waived on or before the Conditions Long Stop Date, the Scheme will become binding and effective on Hang Seng Bank and all Scheme Shareholders, irrespective of whether or not such Scheme Shareholders attended or voted at the Hang Seng Bank Court Meeting and/or the Hang Seng Bank General Meeting. The Hang Seng Bank IBC also concurs with the Hang Seng Bank IFA's view that such shareholder approval levels are demanding and will reflect a strong majority view of Scheme Shareholders if achieved (noting that the approximately 1,188 million Hang Seng Bank Shares held beneficially by HSBC Asia Pacific (along with certain other minor holdings) will not be voted at the Hang Seng Bank Court Meeting).

Code Disinterested Shareholders should consider carefully the terms of the Proposal and the Scheme and are recommended to read (i) the letter from the Hang Seng Bank Board, (ii) the letter from the Hang Seng Bank IFA, (iii) the letter from the Hang Seng Bank IBC and (iv) the explanatory statement, each contained in the Scheme Document before deciding how to vote at the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting. Code Disinterested Shareholders are recommended to consult their own professional advisers if they are in any doubt.

HANG SENG BANK COURT MEETING AND HANG SENG BANK GENERAL MEETING

In accordance with the directions of the High Court, the Hang Seng Bank Court Meeting will be held at 10:30 a.m. on Thursday, 8 January 2026 in the form of a hybrid meeting at Grand Ballroom, 16/F, Hopewell Hotel, 15 Kennedy Road, Wan Chai, Hong Kong and via the Court Meeting Online Platform, using any smart phone, tablet device or computer. The Hang Seng Bank General Meeting will be held at the same place and via the General Meeting Online Platform, and on the same date at 11:00 a.m. (or immediately after the conclusion or adjournment of the Hang Seng Bank Court Meeting).

The High Court has directed that the Hang Seng Bank Court Meeting be convened for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme.

Immediately after the Hang Seng Bank Court Meeting has been concluded or adjourned, the Hang Seng Bank General Meeting will be held for the Hang Seng Bank Shareholders to consider and, if thought fit, pass a special resolution to approve and give effect to the Proposal and the Scheme, including the approval of the reduction of the share capital of Hang Seng Bank by cancelling and extinguishing the Scheme Shares and the allotment and issue to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of the Scheme Shares cancelled and extinguished.

Notices of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting are contained in the Scheme Document, and are available on the websites of the Hong Kong Stock Exchange and Hang Seng Bank.

Hang Seng Bank, HSBC Asia Pacific and HSBC Holdings will make a joint announcement in relation to the results of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting no later than 7:00 p.m. on Thursday, 8 January 2026.

CLOSURE OF REGISTER OF MEMBERS

Hang Seng Bank Court Meeting and Hang Seng Bank General Meeting

For the purpose of determining the entitlements of the Scheme Shareholders to attend and vote at the Hang Seng Bank Court Meeting and the entitlements of the Hang Seng Bank Shareholders to attend and vote at the Hang Seng Bank General Meeting, the register of members of Hang Seng Bank will be closed from Monday, 5 January 2026 to Thursday, 8 January 2026 (both days inclusive) (or such other dates as may be notified by Hang Seng Bank by way of announcement(s)), and during such period, no transfer of Hang Seng Bank Shares will be effected.

In order to qualify to vote at the Hang Seng Bank Court Meeting or the Hang Seng Bank General Meeting, all transfers of share ownership accompanied by the relevant share certificates must be lodged with the Share Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong before 4:30 p.m. on Friday, 2 January 2026.

Registration and payment of the Scheme Consideration

Assuming that the Scheme Record Date falls on Friday, 23 January 2026, it is proposed that the register of members of Hang Seng Bank will be closed from Tuesday, 20 January 2026 (or such other date as Hang Seng Bank Shareholders may be notified by an announcement) onwards in order to determine entitlements to the Scheme Consideration under the Scheme.

In order to qualify for entitlements to the Scheme Consideration under the Scheme, Scheme Shareholders should ensure that the transfers of Hang Seng Bank Shares to them are lodged with the Share Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong for registration in their names or in the names of their nominees no later than 4:30 p.m. (Hong Kong time) on Monday, 19 January 2026.

CONDITIONS OF THE PROPOSAL

The Proposal will be implemented, and the Scheme will become binding and effective on Hang Seng Bank and all the Scheme Shareholders, subject to the satisfaction or (if applicable) waiver of the Conditions on or before the Conditions Long Stop Date as described in the section headed "5. Conditions of the Proposal " in the Explanatory Statement set out on pages 96 to 100 of the Scheme Document.

All of the Conditions will have to be satisfied or (if applicable) waived, on or before the Conditions Long Stop Date, otherwise the Scheme will not become binding and effective and will lapse subject to the requirements of the Takeovers Code.

If all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date, the Scheme will become binding and effective on Hang Seng Bank and all of the Scheme Shareholders on the Scheme Effective Date, which is expected to be on Monday, 26 January 2026, irrespective of whether or not such Scheme Shareholders attended or voted at the Hang Seng Bank Court Meeting and/or the Hang Seng Bank General Meeting, and the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange is expected to be withdrawn at 4:00 p.m. on Tuesday, 27 January 2026 pursuant to Rule 6.15(2) of the Hong Kong Listing Rules.

If all the resolutions are passed at the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting, further announcement(s) will be made regarding the Proposal in relation to, among other things, the results of the hearing of the petition for the sanction of the Scheme by the High Court, the Scheme Effective Date and the date of the withdrawal of the listing of Hang Seng Bank Shares from the Hong Kong Stock Exchange, in accordance with the requirements of the Takeovers Code and the Hong Kong Listing Rules.

EXPECTED TIMETABLE

The timetable set out below is indicative only and is subject to change. Any changes to the timetable will be jointly announced by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank. Unless otherwise specified, all times and dates refer to Hong Kong local times and dates.

                                         Hong Kong time and date

Date of despatch of the Scheme Document............................................................................................... Monday, 15 December 2025

Latest time for lodging transfers of Hang Seng Bank Shares

in order to qualify for entitlement to attend and vote at the Hang Seng Bank Court Meeting and the
Hang Seng Bank General Meeting (Note 1).................................................................   4:30 p.m. on Friday,
2 January 2026

Register of members of Hang Seng Bank closed for determining entitlement to attend and vote at the
Hang Seng Bank Court Meeting and the Hang Seng
Bank General Meeting (Note 2)..................................................................   Monday, 5 January 2026 to
Thursday, 8 January 2026
(both days inclusive)

Latest time for lodging forms of proxy in respect of:

●      Hang Seng Bank Court Meeting (Note 3).................................................   10:30 a.m. on Tuesday,
6 January 2026

●      Hang Seng Bank General Meeting (Note 3)..............................................   11:00 a.m. on Tuesday,
6 January 2026

Meeting Record Time (Note 4)   4:30 p.m. on Tuesday,
6 January 2026

Hang Seng Bank Court Meeting (Notes 3 and 5)....................................................   10:30 a.m. on Thursday,
8 January 2026

Hang Seng Bank General Meeting (Notes 3 and 5)..................................................  11:00 a.m. on Thursday,
                                                                                                                                            8 January 2026 (or immediately after the conclusion or adjournment of the Hang Seng Bank Court Meeting)

Announcement of the results of the Hang Seng Bank
Court Meeting and the Hang Seng Bank General Meeting
posted on the website of the Hong Kong Stock Exchange.............................................  no later than 7:00 p.m. on
Thursday, 8 January 2026

Expected latest time for trading of Hang Seng Bank Shares
on the Hong Kong Stock Exchange............................................................................  4:10 p.m. on Wednesday,
14 January 2026

Latest time for lodging transfers of Hang Seng Bank Shares in order to qualify for entitlements to the Scheme
Consideration under the Scheme...............................................................................  4:30 p.m. on Monday,
19 January 2026

Register of members of Hang Seng Bank closed for determining entitlements to the Scheme Consideration under the
Scheme (Note 6)................................................................................   From Tuesday,
20 January 2026 onwards

High Court hearing of the petition for the sanction of the
Scheme (Note 7)...............................................................................   10:00 a.m. on Friday,
23 January 2026

Announcement of (1) the results of the High Court hearing for the petition for the sanction of the Scheme, (2) the
expected Scheme Effective Date and (3) the expected date of the withdrawal of the listing of Hang Seng Bank Shares on the Hong Kong Stock Exchange posted on the website of the Hong Kong Stock Exchange........................................................................  no later than 7:00 p.m. on
Friday, 23 January 2026

Scheme Record Date...................................................................................................................  Friday, 23 January 2026
Scheme Effective Date (Notes 7 and 10).........................................................   Monday, 26 January 2026

Announcement of (1) the Scheme Effective Date and (2)
the withdrawal of the listing of Hang Seng Bank Shares on the
Hong Kong Stock Exchange posted on the website
of the Hong Kong Stock Exchange.............................................................................  Monday, 26 January 2026

The withdrawal of the listing of Hang Seng Bank Shares on the
Hong Kong Stock Exchange becomes effective (Note 7)..............................   4:00 p.m. on Tuesday,
27 January 2026

Latest time for (1) despatch of cheques for the payment of the
Scheme Consideration to Scheme Shareholders (other than
HKSCC Nominees) and (2) payment of the Scheme
Consideration to HKSCC Nominees by
electronic bank transfer (Notes 8, 9 and 10)...........................................................  On or before Wednesday,
4 February 2026

Notes:

1.       If you are a Hang Seng Bank ADS Holder and wish to attend and/or vote at the Hang Seng Bank Court Meeting and/or the Hang Seng Bank General Meeting (whether in person, via the Online Platform(s) or by proxy), you must elect to become a Scheme Shareholder and/or Hang Seng Bank Shareholder by surrendering some or all of your Hang Seng Bank ADSs to the Depositary and withdrawing the Hang Seng Bank Shares represented by such Hang Seng Bank ADSs in accordance with the terms and conditions of the Hang Seng Bank ADS Deposit Agreement in order to become a Scheme Shareholder and/or Hang Seng Bank Shareholder prior to 4:30 p.m. (Hong Kong time) on Friday, 2 January 2026 and to remain as a Scheme Shareholder and/or Hang Seng Bank Shareholder at the Meeting Record Time.

2.       The register of members of Hang Seng Bank will be closed during such period for the purpose of determining entitlements of the Scheme Shareholders to attend and vote at the Hang Seng Bank Court Meeting and of the Hang Seng Bank Shareholders to attend and vote at the Hang Seng Bank General Meeting. For the avoidance of doubt, this period of closure is not for determining entitlements to the Scheme Consideration under the Scheme.

3.       The pink form of proxy in respect of the Hang Seng Bank Court Meeting and the white form of proxy in respect of the Hang Seng Bank General Meeting should be completed and signed in accordance with the instructions respectively printed thereon and should be lodged at the Share Registrar at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong by the times and dates stated above. The pink form of proxy for use at the Hang Seng Bank Court Meeting and the white form of proxy for use at the Hang Seng Bank General Meeting must be lodged no later than the times and date stated above in order for them to be valid. Completion and return of a form of proxy for the Hang Seng Bank Court Meeting and/or the Hang Seng Bank General Meeting will not preclude a Scheme Shareholder and/or a Hang Seng Bank Shareholder from attending and voting (whether in person or via the Online Platform(s)) at the relevant meeting or at any adjourned meeting thereof if such Scheme Shareholder and/or Hang Seng Bank Shareholder shall subsequently so wish, and in such event, any proxy appointment made by that Scheme Shareholder and/or Hang Seng Bank Shareholder will be deemed to be revoked.

4.         A specific time, being 4:30 p.m. on 6 January 2026, has been set as the Meeting Record Time in order to determine more precisely the entitlement of holders of the Code Disinterested Shares and of the Ordinance Disinterested Shares to attend and vote at the Hang Seng Bank Court Meeting.

5.       If Typhoon Signal No. 8 or above is or is expected to be hoisted or a Black Rainstorm Warning Signal or "Extreme Conditions" after super typhoons or other adverse weather conditions announced by the HKSAR Government is or is expected to be in force at any time between 7:00 a.m. and 1:00 p.m. on Thursday, 8 January 2026, the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting will be adjourned and the Hang Seng Bank Shareholders will be informed of the date, time and venue of the adjourned meetings by a supplementary notice to be posted on Hang Seng Bank's website (www.hangseng.com) and the website of HKEX (www.hkexnews.hk). The Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting will be held as scheduled when a Typhoon Signal No. 3 or below is hoisted or an Amber or Red Rainstorm Warning Signal is in force. Hang Seng Bank Shareholders should carefully consider the risk of physical attendance at the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting under bad weather conditions having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

6.       The register of members of Hang Seng Bank will be closed during such period for the purpose of determining the Scheme Shareholders who are qualified for the entitlements to the Scheme Consideration under the Scheme.

7.       The High Court hearing will be held at the High Court at the High Court Building, 38 Queensway, Hong Kong. Subject to the Conditions having been satisfied or (if applicable) waived on or before the Conditions Long Stop Date, the Scheme shall become binding and effective as soon as an office copy of the order of the High Court sanctioning the Scheme (with or without modification) and confirming the reduction of the share capital of Hang Seng Bank provided for by the Scheme together with a minute and a return that comply with subsections (2) and (3) of section 230 of the Companies Ordinance shall have been delivered and registered by the Registrar of Companies in Hong Kong. If the Proposal becomes unconditional and the Scheme becomes binding and effective, it is expected that the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn at 4:00 p.m. on Tuesday, 27 January 2026.

8.       Cheques for the payment of the Scheme Consideration to the Scheme Shareholders (other than HKSCC Nominees), and payment of the Scheme Consideration to HKSCC Nominees by electronic bank transfer, will be despatched or made as soon as possible but in any event no later than the seventh (7th) business day (as defined in the Takeovers Code) after the Scheme Effective Date, and (if payment is made by way of cheques) such cheques will be despatched by ordinary post in postage pre-paid envelopes addressed to the Scheme Shareholders (other than HKSCC Nominees) at their respective addresses as appearing in the register of members of Hang Seng Bank as at the Scheme Record Date or, in the case of joint holders, at the address appearing in the register of members of Hang Seng Bank as at the Scheme Record Date of the joint holder whose name then stands first in the register of members of Hang Seng Bank in respect of the relevant joint holding. All such cheques shall be posted at the risk of the addressees and none of HSBC Holdings, HSBC Asia Pacific, Hang Seng Bank, BofA Securities, Goldman Sachs, HSBC Asia Pacific FA, Morgan Stanley, the Depositary (or any of its designees), the Hang Seng Bank IFA and the Share Registrar and their respective directors, employees, officers, agents, advisers, associates and affiliates and any other persons involved in the Proposal shall be responsible for any loss or delay in the despatch of the same. Your attention is also drawn to the section headed "15. Registration and payment" in the Explanatory Statement set out on pages 110 to 112 of the Scheme Document.

9.       In the case of Hang Seng Bank ADSs, the Depositary will receive an amount in Hong Kong dollars equal to the amount payable in respect of all the Scheme Shares represented by the Hang Seng Bank ADSs no later than the seventh (7th) business day (as defined in the Takeovers Code) after the Scheme Effective Date. Upon receipt, the Depositary will convert such funds into US dollars and thereafter pay to the Hang Seng Bank ADS Holders as a payment in US dollars in proportion to the number of Hang Seng Bank ADSs held by such Hang Seng Bank ADS Holders, in accordance with the Hang Seng Bank ADS Deposit Agreement.

10.     If any severe weather condition is in force in Hong Kong: (a) at any time before 12:00 p.m. but no longer in force at or after 12:00 p.m. on the Scheme Effective Date or the latest date to despatch cheques for the payment of the Scheme Consideration under the Scheme, the Scheme Effective Date or the latest date to despatch cheques (as the case may be) will remain on the same day; or (b) at any time at or after 12:00
p.m. on the Scheme Effective Date or the latest date to despatch cheques for the payment of the Scheme Consideration under the Scheme, the Scheme Effective Date or the latest date to despatch cheques (as the case may be) will be rescheduled to the following business day which does not have any of those warnings in force at 12:00 p.m. and/or thereafter (or another business day thereafter that does not have any severe weather condition at 12:00 p.m. or thereafter). For the purpose of this note, "severe weather" refers to the scenario where a tropical cyclone warning signal number 8 or above is hoisted, a black rainstorm warning and/or the "Extreme Conditions" warning as announced by the Hong Kong Government is/are in force in Hong Kong. Further announcement(s) will be made if there is any change to the expected timetable as a result of any severe weather.

WARNING: Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

For and on behalf of                                             For and on behalf of
HSBC Holdings plc                                              Hang Seng Bank Limited

Brendan Nelson                                                    Edward Cheng Wai Sun
Group Chairman                                                     Chairman

For and on behalf of
The Hongkong and Shanghai Banking
Corporation Limited

Dr. Peter Wong Tung Shun
Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*        Independent non-executive Chair

†         Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

#         Non-executive Directors

*        Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

#         Non-executive Directors

*        Independent Non-executive Directors

The Scheme Document can be viewed through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5472L_1-2025-12-14.pdf

Hong Kong, 15 December 2025

HSBC Holdings plc
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ,
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with
limited liability. Registration number 617987

Hang Seng Bank Limited
恒生銀行有限公司
Registered Office and Head Office:
83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability

The Hongkong and Shanghai Banking Corporation Limited
香港上海滙豐銀行有限公司
Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong
Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 December 2025